Athlete Plus Inc.

FINANCIAL STATEMENT FOR THE PERIOD ENDED DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

KOFI MARFOH, CPA
Certified Public Accountant

Independent Accountant's Review Report

To Management
Athlete Plus Inc.
Martin City, Montana

We have reviewed the accompanying financial statements of Athlete Plus Inc. and the balance sheet as of December 31, 2021, and the related statements of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management.

A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

KAM
Kofi Marfoh, CPA

August 30, 2022

Profit and Loss

Athlete Plus Inc.

Date Range: Jan 01, 2021 to Dec 31, 2021

ACCOUNTS	Jan 01, 2021 to Dec 31, 2021
Total Income	**$0.00**
Total Cost of Goods Sold	**$0.00**
Gross Profit	**$0.00**
As a percentage of Total Income	0.00%
Total Operating Expenses	**$0.00**
Net Profit	**$0.00**
As a percentage of Total Income	0.00%

Cash Flow

Athlete Plus Inc.

Date Range: Jan 01, 2021 to Dec 31, 2021

CASH INFLOW AND OUTFLOW	Jan 01, 2021 to Dec 31, 2021
Operating Activities	
Net Cash from Operating Activities	**$0.00**
Investing Activities	
Net Cash from Investing Activities	**$0.00**
Financing Activities	
Net Cash from Financing Activities	**$0.00**

OVERVIEW	
Starting Balance	**$0.00** As of 2021-01-01
Gross Cash Inflow	$0.00
Gross Cash Outflow	$0.00
Net Cash Change	**$0.00**
Ending Balance	**$0.00** As of 2021-12-31

Athlete Plus Inc

Statement of Equity

31-Dec-21

	Common Stock		Preferred Stock		
	Shares	**Amount**	**Shares**	**Amount**	**Additional Paid-In Capital**
BEGINNING BALANCE, OCT 1, 2021					
Contributions	**0**	$ -	0	$ -	$ -
Other Comprehensive Gain/Loss	**0**	$ -	0	$ -	$ -
Net Income	**0**	$ -	0	$ -	$ -
ENDING BALANCE, DEC 31, 2021	**0**	$ -	0	$ -	$ -

See Independent accountant's review report and accompanying notes to financial statements

Balance Sheet

Athlete Plus Inc.

As of Dec 31, 2021

ACCOUNTS	Dec 31, 2021
Assets	
Cash and Bank	
Total Cash and Bank	$0.00
Other Current Assets	
Total Other Current Assets	$0.00
Long-term Assets	
Total Long-term Assets	$0.00
Total Assets	$0.00
Liabilities	
Current Liabilities	
Total Current Liabilities	$0.00
Long-term Liabilities	
Total Long-term Liabilities	$0.00
Total Liabilities	$0.00
Equity	
Retained Earnings	
Total Retained Earnings	$0.00
Total Equity	$0.00

ATHLETE PLUS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT DECEMBER 31, 2021

1. Summary of Significant Accounting Policies

The Company

The financial statements have been prepared to present the financial position and results of operations of Athlete Plus Inc (the "Company"). The financial statement only includes information through December 31, 2021.

The Company was incorporated in the State of Delaware on October 1st, 2021

The Company was created as a platform to help collegiate athletes with financial literacy as legislation as passed that allowed athlete to earn based on their name, image and likeness.

The Company operates on a December 31st year-end.

Fiscal Year

Principles of Consolidation and Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

ATHLETE PLUS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT DECEMBER 31, 2021

1. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience, and knowledge of specific customers. As of December 31, 2021, the Company had no accounts receivables.

Intangible Assets

The Company records intangible assets at cost.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware.

1. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1

- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2

- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3

- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

ATHLETE PLUS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT DECEMBER 31, 2021

1. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues. The Company has recorded $0 in revenue from inception through December 31, 2021.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Foreign Currency

The financial statements are presented in United States Dollars, (“USD”), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, *Foreign Currency Matters*, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non- monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders’ equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on their estimated fair value of the award, and is recognized as at item of expense ratably over the employee’s requisite vesting period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.